Lancaster Colony Corporation
37 West Broad Street
Columbus, OH 43215-4177
614/224-7141
FAX 614/469-8219
February 3, 2009
VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-7010
Attention:	H. Roger Schwall, Division of Corporation Finance
Donald F. Delaney, Division of Corporation Finance
Sean Donahue, Division of Corporation Finance
Michael E. Karney, Division of Corporation Finance

Re:	Lancaster Colony Corporation
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed August 29, 2008
Definitive Proxy Statement on Schedule 14A
Filed October 15, 2008
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
Filed November 6, 2008
File Number 000-04065
Ladies and Gentlemen:
     Lancaster Colony Corporation, an Ohio corporation (the “Company”), is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated January 30, 2009 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008, filed August 29, 2008, its Definitive Proxy Statement on Schedule 14A for the Company’s 2008 Annual Meeting of Shareholders and its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, filed November 6, 2008.
     The Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter within 10 business days or tell the Commission when the Company will provide a response. The Company is currently reviewing the Comment Letter. The Company is requesting that it be allowed to respond on or before February 27, 2009. This additional time will enable the Company to consult with the appropriate individuals in order to fully and adequately respond to the Commission’s comments.
     If you have any questions regarding the foregoing, please contact the undersigned at (614) 224-7141.

Very truly yours, LANCASTER COLONY CORPORATION
By:	/s/ Matthew R. Shurte
Matthew R. Shurte
General Counsel, Secretary